

10016425

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 50277-00001

September 30, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Resources Corp. (formerly GGL Diamond Corp.) - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant/Paralegal
Encs.

Davis:7566877.1

dlw 10/13

Exemption No. 82-1209

September 30, 2010

GGL RESOURCES CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	September 1, 2010 September 23, 2010
(g)	Form 51-102F3, Material Change Report	September 23, 2010
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	September 23, 2010
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A

Document Name or Information				Documents Filed
(p)	Notice of Change of Status Report			N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:			
	(i)	charter documents		N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company		N/A
	(iii)	any securityholder rights plans or similar plans		N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally		N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.		N/A
(r)	Prospectus			N/A
(s)	Amendment to Prospectus			N/A
(t)	Takeover Bid Circular			N/A
(u)	Notice of Change or Variation to Takeover Bid Circular			N/A
(v)	Issuer Bid Circular			N/A
(w)	Notice of Change or Variation to Issuer Bid Circular			N/A
(x)	Initial Acquisition Report			N/A

Document Name or Information		Documents Filed
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	September 1, 2010 September 23, 2010
(f)	Form 51-102F3, Material Change Report	September 23, 2010
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A

Document Name or Information			Documents Filed
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	September 16, 2010
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A

Document Name or Information		Documents Filed
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A



GGL RESOURCES CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE September 1, 2010

Private Placement to raise $150,000

Vancouver, British Columbia, September 1, 2010 - Raymond A. Hrkac, President and CEO of GGL Resources Corp. (TSXV: GGL) ("GGL") is pleased to announce a non-brokered private placement of 3,000,000 units at a price of $0.05 per unit to one placee for gross proceeds of $150,000.

Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one common share for two years from the closing date at $0.10 per share.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given.

The proceeds from the sale of the units will be used for exploration and general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@gglresourcescorp.com. For more information, please check our web site at www.gglresourcescorp.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.608-9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com |
gglresourcescorp.com

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Resources Corp. ("GGL")
#906-675 West Hastings Street
Vancouver, BC
V6B 1N2

Item 2. Date of Material Change

September 17, 2010

Item 3. News Release

Disseminated on September 23, 2010 through Marketwire.

Item 4. Summary of Material Change

The Company announced that it closed its non-brokered private placement originally announced on September 1, 2010. 3,000,000 units at a price of $0.05 per unit were placed for gross proceeds of $150,000.

Item 5. Full Description of Material Change

Private Placement

Raymond A. Hrkac, President and CEO of GGL (TSXV: GGL) announced that GGL closed it non-brokered private placement of 3,000,000 units for gross proceeds of $150,000 at a price of $0.05 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share until September 17, 2012 at $0.10 per share, subject to an Acceleration Event.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event").

Purpose and Business Reasons for the Private Placement

The proceeds from the sale of the units will be used exploration and for general corporate purposes.

Anticipated Effect of Private Placement on GGL's Business & Affairs

The net proceeds from the private placement will provide funds to GGL for exploration and will increase GGL's working capital and issued capital.

Review and Board Approval Process

The funding of GGL's exploration projects and working capital needs were discussed by the directors of GGL by email and phone conversations for the past two years. From mid to late August 2010, the directors reviewed the possible terms for the financing, including type of security, price per security, inclusion of warrants and pricing for the warrants, taking into account the current depressed market conditions. Between August 31 and September 4, 2010, the directors approved the terms of the private placement.

Formal Valuation & Exemptions

No formal valuation was required for this transaction or any prior private placement.

Regulatory Approval and Closing

The private placement was approved on September 16, 2010 by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Raymond A. Hrkac, President & CEO
Phone: 604-688-0546

Item 9. Date of Report

September 23, 2010



GGL RESOURCES CORP.

NEWS RELEASE September 23, 2010

ANNUAL MEETING ELECTS FIVE DIRECTORS, PRIVATE PLACEMENT CLOSES

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Resources Corp. (TSX-V-GGL) ("GGL") is pleased to announce that the shareholders approved the election of directors at the Annual and Special General Meeting ("AGM") of the Company in Vancouver, BC on September 16, 2010.

Returning directors are Nick DeMare, Graham Eacott, Raymond A. Hrkac, William Meyer and Wayne Spilsbury.

Shareholders also voted in favor of the appointment of D+H Group LLP as auditors of the Company for the ensuing year and approved the annual ratification of the Company's 10% rolling stock option plan.

At a directors' meeting held subsequent to the AGM, Mr. R. Hrkac was appointed President and CEO and Mr. N. DeMare was appointed Secretary and CFO.

Private Placement

GGL closed its non-brokered private placement originally announced on September 1, 2010. 3,000,000 units at a price of $0.05 per unit were placed for gross proceeds of $150,000. Each unit consists of one common share and one non-transferable warrant. Each warrant will entitle the holder to purchase one common share until September 17, 2012 at $0.10 per share, subject to an Acceleration Event. The securities have a hold period until January 18, 2011.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event").

The proceeds from the sale of the units will be used for exploration work and for general corporate purposes.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@gglresourcescorp.com. For more information, please check our web site at www.gglresourcescorp.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.608-9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com | gglresourcescorp.com

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report. If the underwriter is completing this form, also state the full name of the underwriter and the address and telephone number of the head office of the underwriter.

GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "Issuer")
#906 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

September 17, 2010

Item 6: For each security distributed:

(a) describe the type of security,

Units, each unit consisting of one common share and one non-transferable common share purchase warrant ("Warrant").

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

3,000,000 Units. Each Warrant entitles the holder to purchase one common share in the capital of the Issuer for two years (until September 17, 2012) at a price of $0.10, subject to the Acceleration Event (as defined below).

If the Issuer's shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Issuer may accelerate the expiry date of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event").

(c) state the exemption(s) relied on.

S. 2.3 and 3.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[(1)]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	**1**	**$0.05 per Unit**	**$150,000**
Total number of Purchasers	**1**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$150,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.
Date: **September 23, 2010**

GGL Resources Corp.
Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546
Print name, title and telephone number of person signing

"Raymond A. Hrkac"
Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Linda Knight, 604-688-0546

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.


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GGL Resources Corp.

Listed Company

GGL RESOURCES CORP. ("GGL")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: September 16, 2010
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced September 1, 2010:

Number of Shares: 3,000,000 shares

Purchase Price: $0.05 per share

Warrants: 3,000,000 share purchase warrants to purchase 3,000,000 shares

Warrant Exercise Price: $0.10 for a two year period

Number of Placees: 1 placee

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. [Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.]